UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
ECHOSTAR CORPORATION

(Name of Issuer)
CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)
278768 106

(CUSIP Number)
R. Stanton Dodge
Executive Vice President, General Counsel and Secretary
EchoStar Corporation
90 Inverness Circle E.
Englewood, Colorado 80112
(303) 723-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 10, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	278768 106

1	NAME OF REPORTING PERSON David K. Moskowitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,887,259 VOTING SHARES (1) 136,000 SIXTY DAY SHARES (2)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,887,259 VOTING SHARES (1) 136,000 SIXTY DAY SHARES (2)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

2,023,259

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 4.6%(3)

14	TYPE OF REPORTING PERSON

IN

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(1)	“Voting Shares” include all shares of Class A Common Stock (“Class A Common Stock”) and Class B Common Stock (“Class B Common Stock”) of EchoStar Corporation (“EchoStar”) of which Mr. Moskowitz is the beneficial owner. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time. The Voting Shares represent: (i) 25,448 shares of Class A Common Stock owned beneficially directly by Mr. Moskowitz; (ii) 3,543 shares of Class A Common Stock owned beneficially indirectly by Mr. Moskowitz in EchoStar’s 401(k) Employee Savings Plan; (iii) 265 shares of Class A Common Stock owned beneficially by Mr. Moskowitz as custodian for his minor children; (iv) 1,636 shares of Class A Common Stock owned beneficially as trustee for Mr. Charles W. Ergen’s children; (v) 6,000 shares of Class A Common Stock owned beneficially by a charitable foundation for which Mr. Moskowitz is a member of the Board of Directors; and (vi) 1,850,367 shares of Class B Common Stock owned beneficially by Mr. Moskowitz solely by virtue of his position as a trustee (with sole voting and dispositive power) of: (1) the Ergen Five-Year GRAT dated November 9, 2005; and (2) the Ergen Four-Year GRAT dated November 9, 2005.

(2)	“Sixty Day Shares” are shares of Class A Common Stock deemed to be owned beneficially under Rule 13d- 3(d)(1) because Mr. Moskowitz has the right to acquire beneficial ownership of such shares within 60 days of the date hereof. Upon acquisition by Mr. Moskowitz, these shares will become Voting Shares.

(3)	Based on 41,901,202 shares of Class A Common Stock outstanding on November 10, 2008 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 2.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 3.6% of the voting power of the Company (assuming no conversion of the Class B Common Stock and based on 47,687,039 shares of Class B common stock outstanding on November 10, 2008).

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CUSIP No.	278768 106

1	NAME OF REPORTING PERSON Ergen Three-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		0 SHARES

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 SHARES

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

OO

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CUSIP No.	278768 106

1	NAME OF REPORTING PERSON Ergen Four-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		693,371 SHARES (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		693,371 SHARES (1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

693,371 SHARES (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.6%(2)

14	TYPE OF REPORTING PERSON

OO

(1)	All of the shares beneficially held by the Ergen Four-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 41,901,202 shares of Class A Common Stock outstanding on November 10, 2008 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 0.8%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 1.3% of the voting power of the Company (assuming no conversion of the Class B Common Stock and based on 47,687,039 shares of Class B common stock outstanding on November 10, 2008).

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CUSIP No.	278768 106

1	NAME OF REPORTING PERSON Ergen Five-Year GRAT dated November 9, 2005

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		1,156,996 SHARES (1)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,156,996 SHARES (1)

WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

1,156,996 SHARES (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 2.7%(2)

14	TYPE OF REPORTING PERSON

OO

(1)	All of the shares beneficially held by the Ergen Five-Year GRAT dated November 9, 2005 are shares of Class B Common Stock. The shares of Class B Common Stock are convertible into shares of Class A Common Stock on a one-for-one basis at any time.

(2)	Based on 41,901,202 shares of Class A Common Stock outstanding on November 10, 2008 and assuming conversion of the shares of Class B Common Stock held by the Reporting Person into Class A Common Stock. Because such Class B Common Stock is convertible on a one-for-one basis into Class A Common Stock, assuming conversion of all shares of outstanding Class B Common Stock into Class A Common Stock, the percentage of the

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Class A Common Stock that the Reporting Person may be deemed to own beneficially would be approximately 1.3%. Because each share of Class B Common Stock is entitled to 10 votes per share, the Reporting Person owns beneficially equity securities of the Company representing approximately 2.2% of the voting power of the Company (assuming no conversion of the Class B Common Stock and based on 47,687,039 shares of Class B common stock outstanding on November 10, 2008).

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ITEM 4. Purpose of Transaction.
Item 4 is hereby amended and supplemented as follows:
     During the fourth quarter of each year, Mr. Ergen receives an annuity amount from each of the GRATs under the trust agreements governing the GRATs, assuming that the particular GRAT has not yet expired. The number of shares of Class B Common Stock to be distributed as an annuity payment is based in part on the price of the Class A Common Stock on the distribution date and therefore cannot be calculated until the date of distribution. On November 10, 2008, GRAT #1 distributed all 1,474,255 shares of Class B Common Stock held by GRAT #1 to Mr. Ergen as an annuity payment. GRAT #1 expired in accordance with its terms on November 10, 2008. On November 10, 2008, GRAT #2 distributed 1,090,733 shares of Class B Common Stock to Mr. Ergen as an annuity payment. On November 10, 2008, GRAT #3 distributed 810,824 shares of Class B Common Stock to Mr. Ergen as an annuity payment.
ITEM 5. Interest in Securities of the Issuer.
Item 5 is amended and restated in its entirety as follows:
     (a) and (b). This filing is for the cumulative share holdings of an affiliated group as of the close of business on November 10, 2008. The Reporting Persons named in this Schedule 13D directly or indirectly collectively owned, as of such date, 36,892 outstanding shares of Class A Common Stock and 1,850,367 outstanding shares of Class B Common Stock of the Company. As of November 10, 2008, there were 136,000 options exercisable by members of the affiliated group within 60 days. There is no formal agreement to vote or dispose of the shares of the Company in a particular manner. The dispositive and voting power of the shares held by each of the GRATs and Mr. Moskowitz is made independent of each other, except to the extent that Mr. Moskowitz is a trustee of each of the GRATs and in that respect is able to control the disposition and voting of the shares of Class B Common Stock owned by each such GRAT.
     (c) The Reporting Persons have not effected any transactions in the Class A Common Stock of the Company in the last sixty days (on or prior to November 10, 2008) other than a transaction pursuant to a Rule 10b5-1 trading plan entered into on May 30, 2008 whereby: (a) Mr. Moskowitz exercised options to purchase 24,000 shares of Class A Common Stock at an exercise price of $5.07 per share on November 5, 2008; and (b) Mr. Moskowitz then sold such 24,000 shares in a same-day transaction at prices ranging between $18.16 and $18.71 per share and a weighted average price of $18.42 per share. Information regarding the number of shares sold at each separate price will be made available upon request by the staff of the Securities and Exchange Commission, EchoStar, or a security holder of EchoStar.
     (d) Not applicable.
     (e) On November 10, 2008, the Reporting Persons ceased to be the beneficial owner of five percent or more of the Class A Common Stock of the Company.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAVID K. MOSKOWITZ

Dated: November 11, 2008
/s/ David K. Moskowitz David K. Moskowitz

GRAT #1

Dated: November 11, 2008
/s/ David K. Moskowitz David K. Moskowitz, Trustee

GRAT #2

Dated: November 11, 2008
/s/ David K. Moskowitz David K. Moskowitz, Trustee

GRAT #3

Dated: November 11, 2008
/s/ David K. Moskowitz David K. Moskowitz, Trustee
Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

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